

02005134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 50470 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SALMAN PARTNERS (USA) INC.



OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2230, 885 WEST GEORGIA STREET
(No. and Street)

| VANCOUVER | B.C. | V6C 3E8 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN D. TODD — 604-622-5276
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS TRAVIS WOLFE LLP
(Name — if individual, state last, first, middle name)

| 5580 LBJ FREEWAY, SUITE 400 | DALLAS | TEXAS | 75240-6265 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

**Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, IAN DUNDAS TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SALMAN PARTNERS (USA) INC., as of OCTOBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

VICE PRESIDENT & CFO

Title



Notary Public

NOEL Z. GOLDEN
BARRISTER & SOLICITOR
1300 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2
(604) 640-4040

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salman Partners (USA) Inc.
Member NASD and SIPC

Suite 2230
885 West Georgia Street
Vancouver, B.C. V6C 3E8
Tel: (604) 685-2450
Fax: (604) 685-2471







Salman Partners

February 1, 2002

SEC
San Francisco District Office
44 Montgomery Street, Suite 1100
San Francisco, California
USA 94104

Dear Sirs:

It has been brought to our attention that the facing page (Form X-17A-5 Part 111) and oath or affirmation may not have accompanied the filing of our financial statements.

Please find enclosed replacement forms. We regret any inconvenience this may have caused.

Yours truly,

**Salman Partners Inc.**

Ian D. Todd
Vice President & CFO